Regulation CF Offering

Invest in a Pan-Africa Sustainable Resort in the Bahamas

Join us in *redefining luxury, sustainability and wellness* through a visionary investment opportunity.

$475 Min. Investment: Convertible Note

Invest Now!

Form C Offering Memorandum

*Disclaimer: This Reg CF Offering is made available through Andes Capital Group. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


with traditional hospitality model
4:05

Company Overview & Project Highlights

Redefining Luxury Hospitality

The Amani Resorts is poised to redefine luxury hospitality through its visionary Pan-Africa Themed resorts, the first to be nestled within the pristine beauty of the Bahamas. Located on the captivating island of Eleuthera, this pioneering project will aspire to transcend traditional paradigms, crafting a transformative experience that seamlessly merges wellness, culture, sustainability, and opulence.

Project Highlights:

Innovative Resort
Invest in the pioneering Pan-Africa themed luxury resort, merging culture, luxury, and sustainability.

Diverse Revenue Streams
Benefit from multiple future income sources, including 156 rooms, 11 villas, dining, and wellness facilities.

Cultural Trend Capitalization
Capitalize on the demand for genuine cultural experiences, placing your investment at the market's edge.

Holistic Wellness Appeal
Catering to guests seeking holistic health and wellness.

Sustainable Investment
Commit to eco-friendly practices, targeting eco-conscious travelers and benefiting the planet.

Experienced Team
Trust in a leadership team with proven success in luxury hospitality and sustainable development.

Global Brand Potential
Participate in the mission to establish a renowned global brand, aiming to broaden Amani Resorts' international footprint.

Investment Thesis

Traditionally, opportunities to invest in early-stage, high-potential companies like The Amani Resorts have been limited to venture capitalists and accredited investors. We're changing that.

Investment Structure

Equity Offered

*Disclaimer: This Reg CF Offering is made available through Andes Capital Group. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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MARKET OPPORTUNITY & INDUSTRY SIZE

Investing in Bahamian Hospitality Potential

In selecting our first resort market, The Amani Resorts recognizes a compelling opportunity within the Bahamian hospitality landscape driven by the nation's natural beauty, cultural vibrancy, and flourishing tourism sector, as well as proximity to its primary market: **North America**

Bahamas Steady Tourism Growth


33%

8 MILLION VISITS FROM 2022.

The Bahamas Ministry of Tourism, Investments & Aviation

Vital GDP Contribution


70%

TOURISM ACCOUNTED FOR 70% OF THE BAHAMAS' GDP.

Trade.gov

Global Luxury Travel Market Growth


$276B

MARKET SIZE PROJECTED TO BE USD 2,762 BILLION BY 2032. CAGR OF 7.8% FROM 2023 TO 2032.

Market.Us

As the luxury travel industry evolves to meet the demands of affluent travelers, The Amani Resorts stands poised to leverage The Bahamas' unique appeal and capitalize on the thriving hospitality sector.



Amani's Paradigm Shift

Luxury, Sustainability and Wellness Reimagined

We plan to launch our first resort in the Bahamas, aiming to revolutionize luxury hospitality with an immersive experience at The Amani Resorts. Our approach will focus on cultural enrichment, holistic wellness, the diverse heritages of Africa, and environmental sustainability, providing a unique investment opportunity.

Cultural Enrichment

The Amani Resorts introduces a unique Pan-Africa luxury destination, adorned with authentic artifacts from African leaders, offering visitors a deep cultural experience.

Holistic Wellness

The Amani Resorts focuses on the complete well-being of its guests. We will offer wellness programs, spa treatments, and amenities to rejuvenate body, mind, and spirit.

Unveiling African Cultures

Through Kukuwa's dance workout, Amani connects guests to Africa's rich heritage, offering an immersive experience into the continent's diverse cultures.

Environmental Stewardship

Committed to sustainability, The Amani Resorts' vision incorporates eco-friendly practices like waste-to-energy and vertical farming, appealing to eco-conscious travellers.

Investment Opportunity

The Amani Resorts project represents a unique investment opportunity, combining cultural authenticity, wellness, and environmental sustainability in the luxury travel market.

Elevating Luxury

The Amani Resorts' innovative model aligns with evolving luxury trends, offering significant benefits to the Bahamas' hospitality industry and local communities.

"Embrace the future of hospitality where sustainable elegance can be a memorable experience of serene exploration."

- Juan J. Loyola, CEO of The Amani Resorts



Our Project

Sustainable Bahamas Luxury



Amani Resorts will secure financial success through a variety of revenue streams, all designed for growth and delivering exceptional experiences.



Room and Accommodation Revenue

Our upcoming resort will feature 156 rooms and 11 villas. Through competitive pricing and special packages, we aim to ensure a steady income from room reservations, making this the largest component of our revenue.

Food and Beverage Services

The resort will provide dining options catering to both in-house and local guests, featuring restaurants, room service, multiple bars, and banquet/meeting services to enhance the overall guest experience with a range of culinary choices.

Wellness and Recreation

The resort will feature luxury spa treatments, fitness classes, and water sports, enriching the guest experience with a variety of premium amenities and activities.

Meetings and Events

Our plan features exceptional meeting spaces designed to accommodate corporate gatherings, conferences, weddings, and special events, offering a premium setting for a variety of occasions.

Partnerships and Collaborations

Strategic partnerships will offer workshops and cultural experiences, enhancing community engagement.

Sustainable Initiatives

We will implement eco-conscious solutions, such as waste-to-energy and vertical farming, to source food more locally. This will not only reduce costs and minimize environmental impacts but also showcase our commitment to responsible and sustainable luxury.

Membership Programs and Loyalty

Our goal is to foster long-term relationships with returning guests through hotel loyalty programs, providing exclusive benefits that encourage repeat business and referrals. These programs aim to reduce customer acquisition costs and ensure that loyal customers consistently experience the luxury they anticipate, thanks to the dedication of our service associates.



Guest-Centric Excellence

In-House Operations

At The Amani Resorts, we believe that direct management of our operations is the key to delivering unparalleled guest experiences. This approach ensures that every guest interaction aligns with our brand's ethos, creating a seamless and genuine hospitality experience, as well as the development of service best practices that will be consistent across our planned global portfolio.

Talent Nurturing

Human Capital Development

Our goal is to enhance guest experiences and empower associates by nurturing talent from both local and international pools. By leveraging local expertise from The Bahamas and tapping into the emerging hospitality markets of Africa, we aim to bring diverse perspectives and expertise into our operations. This strategy is intended to foster authentic interactions that truly reflect our brand values.



Why Us?

8 Reasons to Invest in The Amani Resorts

Investing in Amani Resorts opens the door to a future where luxury travel transcends expectations. Here are eight forward-looking goals that illustrate why Amani is not just an investment in today's luxury market, but a stake in the future of refined travel:

1

A Visionary Concept with Global Appeal

The Amani Resorts aims to become synonymous with luxury, sustainability, and authenticity, captivating audiences worldwide with its innovative approach.

2

Culturally Enriching Guest Experience

Our commitment is to immerse guests in the diverse and rich cultures of Africa, aiming to touch hearts and build deeper human connections, setting new standards in guest experience.

3

Holistic Wellness at the Core

We envision The Amani Resorts as the epicenter of wellness innovation, where programs rejuvenate the mind, body, and soul, staying ahead of the evolving wellness trends in travel.

4

Kukuwa Kyereboah - Unveiling Authenticity

Through collaboration with Kukuwa Kyereboah, The Amani Resorts will integrate genuine cultural experiences into its offerings, enhancing guests' sense of purpose and well-being.

5

Authenticity into Our Foundation

We have formed a Cultural Board of Advisors made of leaders from various African countries to guide us as we create an elegant experience at our resorts.

6

Leading the Way in Environmental Sustainability

Committed to pioneering sustainable practices, The Amani Resorts seeks to influence the luxury hospitality industry towards a greener, more responsible future.

7

Opportunity to Shape a Paradigm Shift

Your investment will drive our ambition to redefine luxury hospitality, blending purpose with innovation to set a new benchmark in the industry.

8

Seasoned Executive Team and Strategic Partnerships

The Amani Resorts' success will be steered by an executive team boasting a proven track record in luxury hotel operations and development, fortified by strategic partnerships, ensuring The Amani Resorts emerges as a symbol of excellence in luxury travel.



Executive Team & Board

Visionary Leadership

Meet the visionary leaders set to drive Amani Resorts' future success, from the CEO to key executives, each poised to contribute their unique expertise to our mission.



Juan J. Loyola
CEO
in
Read Bio



Henri Ndele
EVP, Global Capital Formation
in
Read Bio



Felix J. Torres
EVP, Real Estate Project Development
in
Read Bio



Ali Shan Aslam
CFO
in
Read Bio



M. Gabriela Palacios, Esq.
General Counsel
in
Read Bio



Ross J. Wolfe, JD/MBA
Chief of Corporate Ventures
in
Read Bio

with team members from:

Enron International

Hilton Worldwide

Pace Global Energy Service

Citi

True Africa Media

KPMG

Cellular One

Panorama Group

Meezan Bank

Bank Alfalah

Invest by April 30, 2024	Bronze Member		Silver Member			Gold Member	
	$475	$1,000	$2,000	$5,000	$10,000	$25,000	$50,000
Total Points with Investment	15,000	30,000	40,000	55,000	150,000	175,000	200,000
Complimentary nights (100% free roomnights)	4	6	8	10	12	14	16
Discount% on all rooms, suites, or villas / number of nights discounted	7 nights @ 35% discounted room rate	7 nights @ 50% discounted room rate	10 nights 50% discounted room rate	10 nights @ 60% discounted room rate	10 nights @ 75% discounted room rate	12 nights @ 60% discounted room rate	12 nights 75% discounted room rate
Invitation-Only PreOpening and Grand Opening Event					+	+	+
Complimentary Dinner During Initial Stay						+	+

Founders/VIP Cruise Dinner (Private/Invite Only) - Saturday Evening during month of stay +

Choose from investment tiers and enjoy exclusive perks, from resort stays to personalized experiences that deepen your connection to our mission.

*For more information to membership club, please refer to the FAQ.

Tiers & Perks

Amani Resorts Loyalty Program	Loyalty Member	Bronze	Silver	Gold
To Quality (Rooms booked per year)	n/a	8	40	80
Points Bonus	12%	20%	50%	100%

News & Press Releases

Stay updated with our latest news and media coverage, showcasing The Amani Resorts' progress and recognition in the industry.


AMANI

Discover the Essence of the Amani Resorts

VIEW

March 9, 2023



Rethinking Luxury Hospitality: A Vision for the Future

VIEW

December 6, 2022



Amani's Cultural Board of Advisors: The Drive Towards Authenticity

VIEW

February 15, 2022

Explore more press releases to gain insights into our achievements and partnerships that define The Amani Resorts' journey.

Read More

FAQ

How do I start investing?

To invest, click the [Invest Now] button to access the subscription page and agreement. After payment and agreement are completed, your investment process is finalized through the KoreConX platform.

What is the minimum investment?

The minimum initial investment is $475.

What type of shares are issued?

We issue convertible notes that may convert into Class B nonvoting shares.

How much is Amani Resorts raising?

We aim to raise up to $5 million in the current round.

What is the company's current valuation?

The valuation is not defined yet. It will be determined after establishing a track record, aiming for a fair market value during direct equity raise events.

How does Amani Resorts generate revenue?

Revenue comes primarily from three sources: room rental fees, food & beverage sales, and group sales.

Are there expansion opportunities?

The goal is to expand the Amani Resorts brand globally, thereby increasing revenue streams and creating new investment opportunities at each resort.

Why hasn't a larger company developed this concept?

Amani Resorts aims to pioneer a new luxury experience inspired by Africa, establishing a unique concept within the industry.

What are the investment perks?

For details, refer to the Tiers & Perks section on this website.

How do I get a return on my investment?

Investing in startups carries inherent risks, including the possibility of losing your entire investment, without any guaranteed returns. The convertible note offers an 8% annual return, and after 24 months, it converts into equity at a discounted rate. This conversion could potentially result in dividends or gains from the sale of shares.

What is the use of proceeds?

Funds from this round will be used to acquire land and finalize the master development plan for our Bahamas construction project.

When is the next funding round anticipated?

After securing land and completing construction documents, additional funds will be necessary for major construction, aiming for self-sustainability post-opening.

What is the company's exit strategy?

Long-term plans include going public or selling to a major luxury hotel operator.

When will shares be allocated if the note converts?

Shares will be allocated within 90 days post-maturity (24 months).

When will I receive my perks?

Perks will be distributed 90 days before the resort's grand opening.

Can I monitor my investment details?

Yes, investment details are available on the KoreConX platform.

Are there different fees for credit card versus ACH investments?

Credit card transactions incur a $2.90 fee, while ACH transactions have a $0.80 fee.

What is the process for selling my shares?

Shares can be sold after a one-year lockup, subject to conditions, with future liquidity events possibly including acquisitions or an IPO.

Will dividends be distributed?

While the focus is on value creation, dividends may be declared as the company grows.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

Who is eligible to invest?

Individuals over 18 years old can invest in Regulation CF Offerings.

What should I know about early-stage investing?

Investing in startups is risky, with the possibility of losing all value in case of business failure. Investments are illiquid and may take years to realize a return.

What if the funding goal isn't met?

If the minimum funding goal isn't achieved, all investments will be refunded.

What is Amani Resorts' core business?

We specialize in luxury hotel development and management.

Where is the headquarters?

Initially in Miami, with plans to move to Boca Raton, Florida, by August 2024.

When will the resorts be available to customers?

The first resort in Eleuthera is planned to open in early 2026.

What are the company's future plans?

Within four years, we aim to have one operational resort, another in construction, and at least ten more development projects globally.

Licenses and Permits?

Currently pending.

What is the path to profitability?

We anticipate modest profitability by the second year of operations, with hotels typically stabilizing by the third year.

Who are your competitors, and what are your advantages?

Our main competitors are luxury resorts in the Caribbean. Our distinct edge includes a unique Africa-inspired luxury experience throughout the resort, as well as an Amani-created approach to spa and wellness, which incorporates authentic traditional treatments from Africa.

What types of resorts will Amani create?

Africa-themed luxury full-service resorts in temperate climates.

How can I learn more about this offering?

If you have specific questions or need further assistance, please connect with our Investor Relations (IR) Team. You can reach them by phone at (855) 709 – 6430 or via email at invest@amaniresorts.com. Our team is ready to provide you with all the information you need to make an informed investment decision.

What is Amani's Membership Club?

Amani's Membership Club will be an exclusive community, providing a variety of benefits designed to enrich the experiences of members at The Amani Resorts. Members will have access to special events, enjoy discounts, and receive personalized services. The membership will be tiered, enabling members to select the level that aligns with their individual needs and preferences.

Here is a breakdown:

Benefit		BRONZE	SILVER	GOLD
Virtual and Local experiences	Members-only online and local networking events, and virtual wellness and cultural events.	Yes	Yes	Yes
	Private/exclusive Amani Resorts member forums, and member-hosted gatherings.		Yes	Yes
Discounts/Privileges	Preferential pricing, luxury brand partnerships	Yes	Yes	Yes
Members-Only Information/Insights	Early Members-Only News on Opportunities to Participate in Amani Resorts Portfolio Expansion.	Yes	Yes	Yes
Education	Masterclasses, webinars on topics such as hotel and real estate investment, culinary arts, culture and fine arts of Africa		Yes	Yes
Premium Items	Personalized/ embroidered bathrobe		Yes	Yes
	Personalized/ embroidered pillow			Yes
Service	Dedicated concierge services options for travel to Amani Resorts; Support for member-hosted events in member's area.			Yes

What is the cost of Amani's Membership Club?

The annual membership fee for Amani's Membership Club is $129.99. This fee grants access to the tiered benefits for one year from the date of purchase.

Special Offer for Early Investors

As a special perk, the annual membership fee is waived for investors who join before April 30th, 2024. This means that early investors can enjoy all the benefits of their chosen membership tier for one year without the annual fee. This offer is designed to thank our early supporters and welcome them into the Amani community.



2 Responses

Mike says:

February 21, 2024 at 10:19 pm

What type of shares are you issuing?

Reply

↪ **anton@publicyield.capital** says:

February 21, 2024 at 10:20 pm

Thank you for your question! We issue convertible notes that convert into Class B nonvoting shares.

Reply

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IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE THE AMANI RESORTS OF THE BAHAMAS, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENTS OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THE AMANI RESORTS OF THE BAHAMAS, INC. IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE AMANI RESORTS OF THE BAHAMAS, INC. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA 'S BROKERCHECK. THE AMANI RESORTS OF THE BAHAMAS, INC. AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF THE AMANI RESORTS OF THE BAHAMAS, INC. (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS

Contact Us

+1 (855) 709-6430
info@amaniresorts.com
www.amaniresorts.com

Contact Address

The Amani Resorts, Inc.
6574 N. State Road 7, #250
Coconut Creek, FL 33073

WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR

THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL **invest@amaniresorts.com** WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

THE AMANI RESORTS

© 2024 All Rights Reserved.

Imagine a world where every sunrise begins new stories, every artifact whispers tales of heritage.

I'm Juan, CEO of Amani Resorts, where we're turning these imaginations into reality.

Envision a place where your well-being is our highest priority.

I'm Kukuwa, Amani Resorts Global Ambassador, crafting sanctuaries for the soul.

Where luxury meets sustainability, a unique investment opportunity.

I'm Ross and I believe that profitability and sustainability are necessary components to the investment models of the future.

Our story began with a vision to create not just a resort, but a sanctuary that embodies the spirit of Africa in the heart of the Bahamas.

A place where the air is filled with the aroma of native flowers and the rhythm of African drums.

Where your eyes meet the endless horizon, where the ocean kisses the sky and every moment is a profound connection with the earth.

Investing in Amani Resorts is a gateway between cultures.

A profitable, innovative and scalable model that promotes innovative environmental stewardship.

From cutting edge waste to energy solutions to smart turbines.

Our commitment to our guests, our investors, and our planet is a testament to our financial strength and forward thinking approach.

In the luxury hospitality market, there's a notable lack of destinations that offer authentic cultural experiences alongside sustainable practices.

Many resorts provide luxury, but few embed the true essence of culture as an experience in their offerings.

There is a gap in the market for destinations that offer a genuine immersion in the heritage and traditions of the place.

Many luxury resorts are built with little consideration for environmental impact, leading to unsustainable practices.

There's a need for development strategies that prioritize eco friendly design and construction, ensuring resorts exist in harmony with their natural surroundings.

The problem with traditional hospitality models is that it's antiquated brick and mortar capitalization without much thought about global expansion.

It's a thing of the past.

Investors are often presented with options that focus on short term gains while overlooking the long term benefits of responsible capital deployment.

The luxury travel market is booming, and Amani Resorts is uniquely positioned to capture this growth.

Our focus on authentic experiences taps into the heart of what modern travelers seek.

In The Bahamas, tourism is the backbone of the economy, accounting for roughly 70% of the GDP and employing a majority of the workforce.

With Amani, not only is the team committed to supporting the hospitality industry, but also to amplify the investment opportunity and appeal into Amani properties for our investors.

Investing in Amani Resorts through our Regulation CF offering is a chance to be part of a groundbreaking venture in luxury travel.

This is a unique opportunity in the evolving luxury travel market, where our innovative approach appeals to a growing segment of travelers seeking immersive and authentic experiences.

At Amani Resorts, we meticulously curate wellness journeys that immerse you in the soul of Africa.

Dance to the rhythmic beats and embrace the profound dedication to African culture, offering an authentic and culturally rich experience that bridges continents.

As we embark on this exciting journey at Amani Resorts, we invite you to join us.

Your investment is more than capital; It's a shared belief in a vision that marries luxury with cultural richness and sustainability.

The future of luxury, sustainability and wellness awaits.

Together, let's redefine the essence of a luxury destination.